UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

RemoteMDx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Stefan Vinson

NORD/LB

Norddeutsche Landesbank Girozentrale

Head Compliance

Zuleitung 4753/4753 Friedrichswall 10

D-30151 Hanover, Germany

+49 (511) 361-4753

With copies to:

Philipp von Randow

Latham & Watkins LLP

Frankfurter Welle, Reuterweg 20

60323 Frankfurt, Germany

+49 (69) 6062-6618

Dorothea Bedkowski

Latham & Watkins LLP

Warburgstraße 50

20354 Hamburg, Germany

+49 (40) 4140-3383

Dennis Craythorn

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-2908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1

1.	Name of Reporting Person: NORD/LB
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 23,578,261
8. Shared Voting Power: -0-
09. Sole Dispositive Power: 23,578,261
10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 23,578,261
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent Of Class Represented By Amount In Row (11): 15.6%*
14.	Type of Reporting Person BK

*	Based on a total of 151,036,749 shares of RemoteMDx Common Stock outstanding as of August 3, 2008, as reported in the issuer’s quarterly report on Form 10-Q filed on August 15, 2008.

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on March 14, 2008 by NORD/LB, as amended on March 17, 2008 and August 1, 2008 (the “Schedule 13D”), relating to the common stock of RemoteMDx, Inc. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented in relevant part by adding the following at the end of the third paragraph thereof:

On August 29, 2008, the Purchaser and NORD/LB supplemented the Share Sale Agreement as described in Items 5 and 6 below.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented in relevant part by adding the following:

(a) and (b) The information contained on the cover pages to this Schedule 13D and Items 4 and 6 is incorporated herein by reference. As of August 29, 2008, after giving effect to the sale of 7,445,739 shares of RemoteMDx Common Stock pursuant to the Supplement, NORD/LB held 23,578,261 shares of RemoteMDx Common Stock, which constitutes approximately 15.6% of the outstanding shares of common stock based on a total of 151,036,749 shares of RemoteMDx Common Stock outstanding as of August 3, 2008, as reported in the issuer’s quarterly report on Form 10-Q filed on August 15, 2008. Pursuant to the Supplement, NORD/LB has agreed to sell, and the Purchaser has agreed to purchase, the remaining 23,578,261 shares of RemoteMDx Common Stock held by NORD/LB at a purchase price of EUR 0.80583 per share on or prior to October 15, 2008. NORD/LB has the sole power to vote and, subject to the Supplement, dispose of all shares of RemoteMDx Common Stock included in this Schedule 13D.

(c) On August 29, 2008 entered into the Supplement. Pursuant to the Supplement, NORD/LB sold 7,445,739 shares at a purchase price of EUR 0.80583 per share, and agreed to sell, and the Purchaser has agreed to purchase, the remaining 23,578,261 shares of RemoteMDx Common Stock held by NORD/LB at a purchase price of EUR 0.80583 per share on or prior to October 15, 2008. Except as set forth in this Amendment No. 3 to the Schedule 13D, NORD/LB has not engaged in any transactions in the common stock since the most recent filing of Schedule 13D.

(d) Subject to the Supplement, other than NORD/LB, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of RemoteMDx Common Stock held by NORD/LB.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented in relevant part by adding the following after the second paragraph thereof:

On August 29, 2008, NORD/LB and the Purchaser entered into a supplement to the Share Sale Agreement (the “Supplement”) pursuant to which NORD/LB sold 7,445,739 shares of RemoteMDx Common Stock to the Purchaser at a purchase price of EUR 0.80583 per share, and NORD/LB agreed to sell, and the Purchaser agreed to purchase, the remaining 23,578,261 shares of RemoteMDx Common Stock held by NORD/LB at a purchase price of EUR 0.80583 per share on or before October 15, 2008.

The description of the Supplement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a fair and accurate translation of which is included as Exhibit 1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Supplement Agreement to the Purchase Agreement by and between NORD/LB and Dr. Winfried Kill, dated August 29, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2008

NORD/LB

By:	/s/ Stefan Vinson
Name:	Stefan Vinson
Title:	Head Compliance

By:	/s/ Dr. Marcus Wallenhorst
Name:	Dr. Marcus Wallenhorst
Title:	Head of Legal Department

Exhibit Index

Exhibit 1: Supplement Agreement to the Purchase Agreement by and between NORD/LB and Dr. Winfried Kill, dated August 29, 2008.

Exhibit 1

Translation from German

Supplemental Agreement to the

Purchase Agreement of 07/29/2008

between

Norddeutsche Landesbank Girozentrale, Friedrichswall 10, 30159 Hanover,

- hereinafter: the “Seller” -

and

Dr. Winfried Kill, Parkstrasse 32a, 51427 Bergisch-Gladbach

- hereinafter: the “Purchaser” -

Preamble

WHEREAS Seller holds 31,024,000 shares of stock, ISIN US75961Q1013, (hereinafter: the “Shares”) of Remote MDX Inc with its principal place of business in Utah, United States (hereinafter: the “Company”).

Pursuant to the purchase agreement of 07/29/2008, the Seller has sold the Shares to the Purchaser or, respectively, to a purchasing entity to be established. The parties have now agreed that the Purchaser himself shall personally and irrevocably acquire the Shares. The right of the Purchaser to rescind the contract which was agreed earlier falls away. Now, the parties agree on the modalities for the implementation of the purchase agreement of 07/29/2008 as follows:

§ 1 Subject Matter

Seller sells to Purchaser all Shares stated in the preamble, together with all rights and obligations attaching to the Shares. Purchaser accepts the sale.

§ 2 Purchase Price

(1)	The purchase price is EUR 0.80583 per share and thus totals

EUR 25,000,069.92

(in words: Euro twenty-five million sixty-nine).

(2)	A part of the purchase price in the amount of EUR 6,000,000.- for 7,445,739 Shares is due and payable on 08/29/2008. The remaining amount of EUR 19,000,069.92 for 23,578,261 Shares is due and payable no later than 10/15/2008. Earlier payments are possible at any time, as long as the Purchaser gives respective notice thereof to the Seller within a notice period of two bank working days in advance.

§ 3 Transfer of the Shares

(1)	Seller and Purchaser agree that the ownership to the Shares shall pass to Purchaser in exchange for payment of the respective purchase price.

(2)	Purchaser will arrange for his depositary bank to provide Seller in good time with the data and information necessary for processing the transfer of the Shares and the settlement of the purchase price as so-called “against transaction” through the settlement system of Clearstream Banking Luxembourg.

§ 4 Liability, Warranty

(1)	Seller and Purchaser agree that the subject matter of this agreement is not the Company but the Shares and that Seller disclaims any liability for defects in quality or title in the Company including the Company’s earning capacity or the value of the Shares or individual items of the Company’s assets.

(2)	Seller warrants that on signing of this agreement and on the effective date of the transfer of the Shares:

a)	the Shares will be at Purchaser’s free disposal and not encumbered with rights of others and will be free from any other’s rights to sell or buy the Shares; and

b)	Seller has the right to freely dispose of the Shares without requiring a third party’s consent.

§ 5 Miscellaneous

(1)	Each party bears its own costs in connection with the conclusion and performance of this agreement, including costs of external advisors.

(2)	The Purchaser confirms that his decision to buy the Shares has been taken on the basis of his own scrutiny of the risks involved and that in so far he has not received any advisory or financial services of the Seller and that he shall not raise any claims against the Seller in this regard.

(3)	This agreement is subject to the laws of the Federal Republic of Germany.

(4)	Place of performance and place of jurisdiction is Hanover.

(5)	The parties agree that if any provision in this agreement should be or become ineffective this shall be without prejudice to the validity of the remainder hereof. The parties undertake that if possible they will replace an ineffective provision with a provision of equal or similar financial effect. The same applies if the agreement should prove to have a gap or omission in the course of its performance.

(6)	Any amendments of or supplements to this agreement, including an amendment of or supplementation to this Clause, requires written form which shall be observed by facsimile transmission of the signed documents in order to be effective. No side agreements have been entered into.

(7)	For the validity of this supplement agreement, the facsimile transmission of a signed version to the respective other party is sufficient.

Hanover, date: August 29, 2008	Bergisch-Gladbach, date: August 29, 2008
signatures of:	signature of:

/s/ Dr. Johannes-Jörg Riegler	/s/ Dr. Winfried Kill

/s/ Dr. Gunter Dunkel